[AIG Letterhead]
January 15, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-Q filed for the Fiscal Quarter Ended September 30, 2009 File No. 001-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated December 9, 2009 with respect to American International Group, Inc.’s (AIG) Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (Third Quarter Form 10-Q). We appreciate the Staff’s careful review of the Third Quarter Form 10-Q and look forward to working with the Staff on improving our disclosures. This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Third Quarter Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Third Quarter Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below to facilitate your review.
Notes to Consolidated Financial Statements
4. Fair Value Measurements, page 24
1.	For your transfers in or out of Level 3 please disclose the following:
•	Your policy for transfers in or out of Level 3;

•	Transfers in and out separately in the Level 3 rollforward or provide amounts on a gross basis in a footnote to the table;

•	The significant inputs that you no longer consider to be observable; and

•	Any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 rollforward, the amount you excluded.
AIG Response:
AIG will revise the Fair Value Measurements disclosures in its Annual Report on Form 10-K for the year ended December 31, 2009 (2009 Form 10-K) to expand on AIG’s policy for transfers into or out of Level 3, and to disclose any significant inputs that are no longer considered to be observable.
In addition, AIG will add the following footnote to the Level 3 rollforward table:
(c)	Transfers in (out) are comprised of gross transfers into Level 3 of $X and gross transfers out of Level 3 of $Y. AIG’s policy is to record transfers of assets and liabilities into or out of Level 3 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. As a result, the Net realized and unrealized gains (losses) included in income or other comprehensive income and shown in the table above exclude $X million of net [gains (losses)] related to assets and liabilities transferred into Level 3 during the period, and include $X million of net [gains (losses)] related to assets and liabilities transferred out of Level 3 during the period. [If significant, AIG will discuss the reasons for large gross transfers].
12. Federal Income Taxes, page 79
2.	Please explain your basis for recognizing a $754 million income tax benefit in the third quarter of 2009, attributable to the “potential sale of foreign businesses.” Ensure that your response also explains the $720 million income tax expense recorded in the second quarter of 2009, which also appears to be related to your divestiture plan.
AIG Response:
In connection with AIG’s restructuring and anticipated sales of certain of its businesses, in the second quarter of 2009 AIG recorded a deferred tax liability reflecting the difference between the carrying value of companies expected to be sold and their tax bases (i.e., the outside basis difference). AIG recorded $720 million of tax expense in that quarter, of which $710 million was associated with the outside basis difference in companies that were expected to be sold at that time. The remaining $10 million was associated with the tax effect of the unremitted earnings of foreign affiliates and the effect of actual dispositions. During the third quarter of 2009 AIG recorded a $754 million tax benefit, of which $498 million was related to the outside basis difference. Of the $498 million, $357 million was associated with the reversal of previously recorded deferred taxes related to the outside basis difference in a subsidiary AIG decided to retain. In addition, AIG recorded $256 million of tax benefits related to the tax effect of the unremitted earnings of foreign affiliates and the effect of actual dispositions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liability for unpaid claims and claims adjustment expense, page 123
3.	As reported in the New York Times on December 1, 2009, a report distributed to clients by the investment research firm Sanford C. Bernstein indicated an $11.9 billion shortfall in your property casualty reserves. Please tell us whether you have evaluated or intend to evaluate this report and assertion, and, if so, please summarize for us your evaluation and conclusion, or tell us the date that you will provide us a summary.
AIG Response:
The Bernstein Research report of November 30, 2009, which quotes the reserve deficiency, does not provide the actual analysis that leads to this indicated deficiency. Therefore it is not possible for AIG to reliably evaluate this report and assertion.
AIG notes, however, that the Bernstein analysis may have been based on data that AIG cautioned is not appropriate for an evaluation of the reserve adequacy of its insurance companies. Following is the disclosure cited in AIG’s U.S. insurance companies’ year-end 2008 statutory financial statements with respect to the loss reserve data included therein:
“There are numerous issues that materially impact the loss and loss expense statistics throughout Schedule P. The Company has written a wide range of commercial insurance coverages on a worldwide basis over the past twenty or more years. The Company has also had a wide range of reinsurance programs which have changed substantially from year to year. The data reported in Schedule P, even when allocated into the appropriate Annual Statement Line of Business, reflects widely different insurance products and reinsurance structures from year to year. It is not possible for any person to accurately determine the adequacy of the Company’s loss and loss expense reserves using the Company’s Schedule P data as the sole source. While these changes described above affect all years, the 2008 calendar year is particularly distorted for many accident years as a result of restructuring of certain foreign operations of the Company’s affiliates during 2008. This restructuring has resulted in significant reductions in the Company’s carried loss and loss expense reserves for many accident years, with a corresponding increase in paid losses and loss expenses. The reserves impacted by this restructuring as of December 31, 2008 are now carried by non-U.S. domiciled affiliates of the Company.”
Deferred Policy Acquisition Costs (Life Insurance & Retirement Services), page 160
4.	You disclose that recoverability of deferred acquisition costs is based on a number of factors, including investment returns and policy persistency. For the nine months ended September 30, 2009, you reported $7.4 billion in realized capital losses and increases in policy surrender activity. Also, you expect continued adverse policy persistency experience in the fourth quarter of 2009 due to certain large group surrenders. If a known uncertainty regarding the recoverability of your deferred acquisition costs exists, please revise to disclose the events or circumstances that are reasonably likely to lead to a future write-down of deferred acquisition costs and your estimate of the amount or range of amounts. If you believe that a known uncertainty does not exist, please tell us the factors that you considered in reaching this conclusion.
AIG Response:
The anticipated increase in large group surrenders in the fourth quarter of 2009 was expected to be primarily driven by an increase in surrenders in the group mutual fund business. Deferred acquisition costs (DAC) related to this product line totaled $16 million at September 30, 2009, or less than one percent (1%) of AIG’s total DAC balance.
When assessing the recoverability of DAC related to group and other insurance products, AIG considers all known uncertainties that it believes could be reasonably likely to lead to a future write-down of DAC and, when appropriate, records a timely-write down of that DAC. Consequently, at September 30, 2009 AIG concluded that there was no known uncertainty that was reasonably likely to lead to a future write-down of DAC. The factors that AIG considered in reaching this conclusion included, but were not limited to, expected investment returns and projected policy surrender activity. In the future, if AIG identifies a known uncertainty reasonably likely to lead to a material future write-down of DAC, AIG will disclose the events and circumstances that are reasonably likely to lead to such a future write-down and an estimate of the related amount or range of amounts.
Investments, page 182
5.	In the RMBS and CMBS investment tables on pages 186 and 187, please separate the “BBB and below” caption into two captions, “BBB” and “Below investment grade.”
AIG Response:
AIG will modify the investment tables to be included in the AIG 2009 Form 10-K to comply with the credit rating categories requested above.
Other-Than-Temporary Impairments, page 190
6.	For your below-investment grade securities where you recorded other-than-temporary losses, disclose the amounts recorded, and for below-investment grade securities where no other-than-temporary loss was recorded, disclose why you believe no loss is required. You may want to consider disaggregating the requested disclosure for those sectors with the most exposure, such as corporate debt securities, RMBS, CMBS, and CDOs.
AIG Response:
AIG will modify the other-than-temporary impairment tabular disclosures to be included in the AIG 2009 Form 10-K to provide the amounts of other-than-temporary impairment losses recorded for below-investment grade securities as well as qualitative disclosures for below-investment grade securities for which no other-than-temporary impairment loss was recorded. These disclosures will be disaggregated as requested above.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

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